Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-298508

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated August 21, 2026 to which it relates (the “Base Shelf Prospectus”), as amended or supplemented, and each document deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No Offered Shares (as defined below) will be offered or sold in Canada.

Information has been incorporated by reference in this Prospectus Supplement, and in the Base Shelf Prospectus to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of NuRAN Wireless Inc. at 2150 Cyrille-Duquet, Suite 100, Quebec City, Québec G1N 2G3, Canada, telephone (418) 264-1337, and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov. See “Documents Incorporated by Reference”.

Prospectus Supplement

To the Short Form Base Shelf Prospectus dated August 21, 2026

New Issue	September 15, 2026

NURAN WIRELESS INC.

Up to US$50,000,000

Common Shares

This Prospectus Supplement, together with the Base Shelf Prospectus, registers the offering (the “Offering”) of common shares in the capital of NuRAN Wireless Inc. (the “Company” or “NuRAN”) (the “Common Shares”) having an aggregate sales amount of up to US$50,000,000 (the “Offered Shares”) under the Securities Act of 1933, as amended (the "Securities Act") pursuant to the multijurisdictional disclosure system adopted by the United States and Canada (the “MJDS”). The Offering is being made in the United States only under the Company’s registration statement on Form F-10 (SEC File No. 333-298508) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2026 under the Securities Act pursuant to the MJDS. This Prospectus Supplement does not qualify the sale or distribution of the Shares in any of the provinces or territories of Canada. See “Plan of Distribution” and “Description of Common Shares”.

The Company will enter into an At-The-Market Offering Agreement dated September 15, 2026 (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Agent”), pursuant to which the Company may, from time to time, offer and sell Offered Shares having an aggregate sales amount of up to US$50,000,000 through the Agent. The Agent is the sole agent for the Offering; there is no co-agent. Unless otherwise indicated, references to dollars in this Prospectus Supplement are to United States dollars.

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The Offered Shares will only be offered and sold in the United States, including, without limitation, on The Nasdaq Capital Market (“Nasdaq”) or on any other trading market for the Common Shares in the United States.

Sales of Offered Shares, if any, under this Prospectus Supplement and the Base Shelf Prospectus may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on or through Nasdaq or on or through any other existing trading market for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices and/or by any other method permitted by law. The Company may also sell Offered Shares directly to the Agent acting as principal for its own account at a price agreed upon at the time of sale. If the Company and the Agent agree on any method of distribution other than sales of Common Shares through Nasdaq or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the Securities Act. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a small portion of the offering amount set out above, or none at all. The Agent is not required to sell any specific amount but, when acting as the Company’s sales agent, will use commercially reasonable efforts consistent with its normal trading and sales practices. See “Plan of Distribution”. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Company will pay the Agent a commission, or allow a discount, equal to 3.0% of the gross sales price per Offered Share sold through the Agent as sales agent. For any sale directly to the Agent acting as principal, the purchase price will be agreed upon at the time of sale and set forth in the applicable Terms Agreement, and any resulting discount will be disclosed in a further prospectus supplement relating to that sale. In connection with the sale of the Offered Shares through the Agent, the Agent will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, and the compensation payable to the Agent will be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act. See “Plan of Distribution”.

The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to, and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

In connection with the Offering, neither the Agent nor any person or company acting jointly or in concert with the Agent may enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Common Shares.

The Common Shares are listed and posted for trading on Nasdaq under the symbol “NUR” and on the Frankfurt Stock Exchange under the symbol “1RN”. The Common Shares were listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “NUR” until the close of trading on September 4, 2026. The Common Shares commenced trading on Nasdaq on August 17, 2026. On September 14, 2026, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares on Nasdaq was US$1.40. The Company has submitted a Listing of Additional Shares notification to Nasdaq in respect of the Offered Shares. See “Plan of Distribution”.

An investment in the Offered Shares involves a high degree of risk and should be considered highly speculative. The Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026 disclose the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. Prospective purchasers should carefully consider the risk factors described under “Risk Factors” in this Prospectus Supplement, in the Base Shelf Prospectus and in the documents incorporated by reference herein and therein before purchasing any Offered Shares.

The Company is permitted, under the MJDS, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective purchasers should be aware that such requirements are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and presents them in Canadian dollars; accordingly, they may not be comparable to financial statements of United States companies.

Prospective purchasers should be aware that the acquisition, ownership and disposition of the Offered Shares may have tax consequences in the United States. Such consequences for purchasers who are resident in, or citizens of, the United States may not be fully described herein. Prospective purchasers should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Material United States Federal Income Tax Considerations”.

The enforcement by purchasers of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of British Columbia, Canada, that certain of its directors and officers are residents of Canada or other jurisdictions outside the United States, that certain of the experts named in this Prospectus Supplement and the Base Shelf Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Company and of such persons are located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company’s head office is located at 2150 Cyrille-Duquet, Suite 100, Quebec City, Québec G1N 2G3, Canada. The Company’s registered and records office is located at 1000 – 595 Burrard Street, Vancouver, British Columbia V7X 1S8, Canada.

H.C. Wainwright & Co.

The date of this Prospectus Supplement is September 15, 2026.

TABLE OF CONTENTS

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and the method of distribution of those securities, and also adds to, updates and changes information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part is the Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offered Shares. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering.

The Base Shelf Prospectus also forms part of the Registration Statement that was filed with the SEC under the Securities Act utilizing the MJDS. The Registration Statement became effective upon filing under the Securities Act on August 26, 2026. The Registration Statement incorporates the Base Shelf Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by the Company with the SEC in accordance with the instructions to Form F-10.

If the description of the Common Shares or any other information varies between this Prospectus Supplement and the Base Shelf Prospectus (including the documents incorporated by reference herein and therein), prospective purchasers should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the Base Shelf Prospectus or any document incorporated by reference therein and filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the Base Shelf Prospectus and in such documents incorporated by reference.

Prospective purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Company has not, and the Agent has not, authorized any other person to provide prospective purchasers with different or additional information. If anyone provides different or inconsistent information, prospective purchasers should not rely on it. Neither the Company nor the Agent is making an offer to sell, or seeking an offer to buy, the Offered Shares in any jurisdiction where the offer or sale is not permitted. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Prospective purchasers should assume that the information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement or of any sale of Offered Shares. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. Information contained on, or accessible through, the Company’s website at www.nuranwireless.com is not part of, and is not incorporated by reference into, this Prospectus Supplement or the Base Shelf Prospectus and should not be relied upon by prospective purchasers.

Unless the context otherwise requires, references in this Prospectus Supplement to the “Company”, “NuRAN”, “we”, “us” and “our” refer to NuRAN Wireless Inc. together with its subsidiaries.

AVAILABLE INFORMATION

The Company is required to file with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada in which it is a reporting issuer annual and interim financial statements and related management’s discussion and analysis, material change reports and other information. The Company is also subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, in accordance therewith, files reports with, and furnishes other information to, the SEC. Under the MJDS, these reports and other information, including financial information, may be prepared in accordance with Canadian disclosure requirements, which differ in certain respects from those of the United States.

As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as United States domestic issuers. Documents filed with or furnished to the SEC are available through EDGAR at www.sec.gov, and documents filed with the Canadian securities regulatory authorities are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Company has filed with the SEC the Registration Statement relating to the offer and sale of the Offered Shares, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Reference is made to the Registration Statement and its exhibits for further information concerning the Company, the Offering and the Offered Shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are frequently, but not always, identified by words such as “anticipates”, “believes”, “expects”, “intends”, “plans”, “estimates”, “projects”, “targets”, “seeks”, “may”, “will”, “would”, “could”, “should” or similar expressions, or by statements that certain actions, events or results may, could, would or will be taken, occur or be achieved.

Forward-looking statements in this Prospectus Supplement include, without limitation, statements regarding:

•	the Company’s ability to sell Offered Shares under the Sales Agreement, the timing and amount of any such sales and the aggregate proceeds, if any, raised under the Offering;

•	the anticipated use of the net proceeds of the Offering and the Company’s ability to apply those proceeds as described under “Use of Proceeds”;

•	the Company’s expectations regarding its liquidity, working capital requirements and ability to continue as a going concern;

•	the construction, commissioning and commercial operation of additional telecommunications infrastructure sites, including the number of sites, the timing of deployment and the associated capital and operating expenditures;

•	the performance by mobile network operator counterparties of their obligations under the Company’s Network-as-a-Service agreements, and the timing and collectability of amounts payable thereunder;

•	the Company’s three-year rural mobile network infrastructure project in West Africa announced on August 17, 2026, including the anticipated number of sites, technology mix, contract value and deployment schedule;

•	the Company’s stated intention to introduce artificial intelligence and edge computing capabilities at its network sites;

•	the Company’s continued compliance with the listing requirements on Nasdaq and the maintenance of its listings thereon;

•	the Company’s continued eligibility to use the MJDS and its status as a foreign private issuer; and

•	the Company’s business strategy, growth objectives and ability to expand its operations in Africa and elsewhere.

Forward-looking statements are based on the beliefs, expectations and opinions of management as of the date of this Prospectus Supplement and on a number of assumptions, including, without limitation, that: the Company will be able to raise capital under the Offering and from other sources on acceptable terms and in amounts sufficient to fund its operations and deployment programs; counterparties will perform their obligations; required regulatory, stock exchange and governmental approvals will be obtained and maintained; the Company will remain listed on Nasdaq; personnel, contractors, equipment and supplies will be available on acceptable terms; foreign exchange rates and general economic and capital markets conditions will not deteriorate materially; and no material adverse change will occur in the Company’s business or in the jurisdictions in which it operates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or developments to differ materially from those expressed or implied by such forward-looking statements, including those described under “Risk Factors” in this Prospectus Supplement, in the Base Shelf Prospectus and in the documents incorporated by reference herein and therein. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain and speak only as of the date of the document in which they are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All forward-looking statements contained in this Prospectus Supplement are expressly qualified in their entirety by this cautionary statement.

FINANCIAL STATEMENT PRESENTATION AND NON-IFRS MEASURES

The Company prepares its consolidated financial statements in accordance with IFRS Accounting Standards and presents them in Canadian dollars. The Company’s financial statements incorporated by reference in this Prospectus Supplement may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

Certain of the documents incorporated by reference in this Prospectus Supplement may include financial measures that are not standardized financial measures under IFRS Accounting Standards and that may not be comparable to similar measures presented by other issuers. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. The Company believes these measures may be useful supplemental information to assist investors in assessing its operational performance and its ability to generate cash through operations. The non-IFRS measures also provide investors with insight into the Company’s decision making as it uses these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. If non-IFRS measures are included in documents incorporated by reference herein, information regarding these non-IFRS measures are presented in the sections dealing with these financial measures in such documents.

Non-IFRS measures are not audited. These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references in this Prospectus Supplement to “US$” or “$” are to United States dollars and all references to “C$” are to Canadian dollars. The Company’s consolidated financial statements are presented in Canadian dollars. The Offering is denominated in United States dollars and the Offered Shares will be sold in United States dollars.

On September 14, 2026, the daily exchange rate reported by the Bank of Canada was US$1.00 = C$1.3909. The following table sets forth, for the periods indicated, the high, low, average and period-end daily exchange rates for one United States dollar expressed in Canadian dollars, as reported by the Bank of Canada:

	Six months ended June 30, 2026	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
High	$1.4234	$1.4603	$1.4416	$1.3875
Low	$1.3515	$1.3558	$1.3316	$1.3128
Average	$1.3781	$1.3978	$1.3698	$1.3497
Period end	$1.4210	$1.3706	$1.4389	$1.3226

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Base Shelf Prospectus, and reference should be made to the Base Shelf Prospectus for full particulars.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 2150 Cyrille-Duquet, Suite 100, Quebec City, Québec G1N 2G3, Canada, telephone (418) 264-1337, and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following documents, filed by the Company with the securities commissions or similar regulatory authorities in the provinces and territories of Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference herein:

•	the annual information form of the Company dated June 4, 2026 for the financial year ended December 31, 2025 (the “AIF”);

•	the audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the notes thereto and the auditor’s report thereon, as amended on June 23, 2026;

•	the management’s discussion and analysis of the Company for the year ended December 31, 2025;

•	the unaudited condensed interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2026 and 2025, together with the notes thereto;

•	the management’s discussion and analysis of the Company for the three and six months ended June 30, 2026 and 2025;

•	the material change report dated June 9, 2026, as amended on June 10, 2026, relating to the Company’s restructuring, excluding the annual financial statements duplicated therein;

•	the material change report dated January 13, 2026 relating to the Company’s one-for-300 share consolidation;

•	the statement of executive compensation dated July 10, 2026 for the year ended December 31, 2025;

•	the material change report of the Company dated August 7, 2026 relating to the increased size and amended terms of the Series A convertible preferred share financing and related debt settlements;

•	the amended management information circular of the Company dated September 9, 2025 prepared in connection with the annual general and special meeting of shareholders of the Company held on October 22, 2025;

•	the material change report of the Company dated August 4, 2026 in respect of the execution of the subscription agreement for the Company’s private placement of Series A convertible preferred shares;

•	the material change report of the Company dated August 19, 2026 in respect of the completion of the private placement of 1,788,233 Series A convertible preferred shares for aggregate consideration of C$7,600,000;

•	material change report dated September 9, 2026 in respect of the voluntary delisting from the Canadian Securities Exchange;

•	the Sales Agreement, once filed on SEDAR+ and filed with the SEC as an exhibit to a report on Form 6-K that expressly incorporates it by reference into the Registration Statement.

Any document of the type required by section 11.1 of Form 44-101F1 — Short Form Prospectus to be incorporated by reference into a short form prospectus, including any material change report (other than a confidential material change report), business acquisition report, annual or interim financial statements and related management’s discussion and analysis, information circular and applicable news release containing financial information, filed by the Company with the applicable Canadian securities regulatory authorities after the date of this Prospectus Supplement and before the termination of the distribution of the Offered Shares, shall be deemed to be incorporated by reference into this Prospectus Supplement.

To the extent that any document or information incorporated or deemed to be incorporated by reference into this Prospectus Supplement is included in a report on Form 6-K or Form 40-F (or any successor form) filed with or furnished to the SEC by the Company after the date of this Prospectus Supplement, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. The Company may also incorporate by reference into this Prospectus Supplement or the Registration Statement other information contained in documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided in such documents.

Upon the filing by the Company with the applicable Canadian securities regulatory authorities of a new annual information form and related annual audited financial statements and management’s discussion and analysis, the previous annual information form, the previous annual audited financial statements and related management’s discussion and analysis, all interim financial statements and related management’s discussion and analysis, and all material change reports and business acquisition reports filed before the commencement of the financial year in respect of which the new annual information form is filed shall cease to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Offered Shares hereunder. Upon the filing by the Company of new interim financial statements and related management’s discussion and analysis, all interim financial statements and related management’s discussion and analysis filed in respect of prior interim periods shall cease to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Offered Shares hereunder.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not expressly state that it has modified or superseded a prior statement or include any other information contained in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission that the statement so modified or superseded, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute part of this Prospectus Supplement, except as so modified or superseded.

MARKETING MATERIALS

No “template version” of any “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) has been, or is expected to be, used in connection with the Offering. Any template version of any marketing materials filed with the securities commissions or similar regulatory authorities in Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares (including any amendments to, or an amended version of, such marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with or furnished to the SEC as part of the Registration Statement: (i) the Sales Agreement; (ii) the documents listed under the heading “Documents Incorporated by Reference”; (iii) the consents of SRCO Professional Corporation and ND LLP previously filed as exhibits to the Registration Statement; and (iv) powers of attorney from certain of the Company’s directors and officers, included on the signature pages of the Registration Statement.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights certain information about the Company and the Offering and selected information contained elsewhere in, or incorporated by reference into, this Prospectus Supplement and the Base Shelf Prospectus. This summary is not complete and does not contain all of the information that a prospective purchaser should consider before deciding whether to invest in the Offered Shares. Prospective purchasers should read and consider carefully the more detailed information in this Prospectus Supplement and the Base Shelf Prospectus, including the information incorporated by reference herein and therein, and in particular the information under “Risk Factors”. All capitalized terms used in this summary have the meanings given to them elsewhere in this Prospectus Supplement or the Base Shelf Prospectus, as applicable.

THE OFFERING

Issuer	NuRAN Wireless Inc.
Offered Shares	Common Shares having an aggregate sales amount of up to US$50,000,000.
Agent	H.C. Wainwright & Co., LLC, as sole agent.
Plan of Distribution	Sales of Offered Shares, if any, may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through Nasdaq or on or through any other existing trading market for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices and/or by any other method permitted by law. The Company may also sell Offered Shares directly to the Agent acting as principal for its own account at a price agreed upon at the time of sale. The Agent is not required to sell any specific number or dollar amount of Offered Shares but, when acting as the Company’s sales agent, will use commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares on the terms and subject to the conditions of the Sales Agreement. There is no minimum amount of funds that must be raised under the Offering. See “Plan of Distribution”.
Agent’s Compensation	The Agent will receive a commission equal to 3.0% of the gross sales price per Offered Share sold through the Agent as sales agent. For any sale directly to the Agent acting as principal, the purchase price will be agreed upon at the time of sale and set forth in the applicable Terms Agreement, and any resulting discount will be disclosed in a further prospectus supplement relating to that sale. See “Plan of Distribution”.
Use of Proceeds	The net proceeds of the Offering are not determinable in light of the nature of the distribution. The Company intends to use the net proceeds of the Offering, if any, principally to fund the construction and commissioning of additional telecommunications infrastructure sites, the operating expenditures required to support its deployment programs, and working capital and general corporate purposes, which may include the funding of negative operating cash flow. See “Use of Proceeds”.
Risk Factors	An investment in the Offered Shares is highly speculative and involves a high degree of risk, including risks relating to the Company’s ability to continue as a going concern, its working capital deficiency, its history of losses, substantial dilution and the absence of any minimum offering amount. See “Risk Factors”.
Tax Considerations	The acquisition, ownership and disposition of Offered Shares may have tax consequences. This Prospectus Supplement does not describe these consequences fully for all prospective purchasers. Prospective purchasers should read the tax discussion in this Prospectus Supplement and consult their own tax advisors. See “Certain Material United States Federal Income Tax Considerations”.
Listing	The Common Shares are listed on Nasdaq under the symbol “NUR” and were listed and posted for trading on the CSE until the close of trading on September 4, 2026, and on the Frankfurt Stock Exchange under the symbol “1RN”.

THE COMPANY

Name, Incorporation and Corporate Structure

The Company was incorporated under the Business Corporations Act (British Columbia) on September 23, 2014 under the name “NuRAN Wireless Inc.” The Company’s head office is located at 2150 Cyrille-Duquet, Suite 100, Quebec City, Québec G1N 2G3, Canada, and its registered and records office is located at 1000 – 595 Burrard Street, Vancouver, British Columbia V7X 1S8, Canada.

The Company is a holding company. Its assets consist principally of the shares of its subsidiaries, and its business is the business carried on by those subsidiaries. The Company directly owns all of the issued and outstanding voting and equity securities of Advance Factoring Inc. (Canada), Innovation Nutaq Inc. (Québec) and NuRAN Wireless (Africa) (Mauritius). NuRAN Wireless (Africa) (Mauritius) is the holding company for the Company’s African operations and, through it, the Company indirectly owns all of the issued and outstanding voting and equity securities of NuRAN Wireless DRC SAU (Democratic Republic of the Congo), NuRAN Wireless Cameroon Ltd. (Cameroon), NuRAN Wireless Benin SARLU (Benin), NuRAN Wireless Madagascar SARLU (Madagascar) and NuRAN Wireless Côte d’Ivoire SARLU (Côte d’Ivoire).

Business of the Company

The Company is a rural telecommunications infrastructure company that finances, builds, owns, operates and maintains rural mobile network sites for mobile network operators seeking to extend coverage into areas outside urban markets. The Company monetizes those assets principally through a Network-as-a-Service (“NaaS”) model, under which the mobile network operator pays for coverage as a service over the term of the applicable agreement rather than funding the construction of the network itself. The Company also sells equipment and related services directly to mobile network operators and other customers. The Company’s network sites are solar powered and are deployed principally in Cameroon, the Democratic Republic of the Congo, Côte d’Ivoire, Benin, Madagascar and Ghana.

A more complete description of the Company’s business is contained in the AIF and in the other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

Series A convertible preferred share private placement

On August 14, 2026, the Company completed a private placement of 1,788,233 Series A convertible preferred shares (the “Preferred Shares”) at a price of C$4.25 per Preferred Share for aggregate consideration of C$7,600,000. The subscription amount was satisfied as to approximately C$3,862,143 through the settlement and extinguishment of a convertible debenture held by the lead institutional investor, C$518,704 through the settlement of accrued and unpaid salary owing to three members of management, C$219,153 through the settlement of other indebtedness and accounts payable owing to suppliers and other creditors, and the balance of C$3,000,000 in cash. The Preferred Shares are convertible at a conversion price equal to the lower of (i) C$4.25 per Common Share and (ii) 95% of the lowest trade price of the Common Shares on Nasdaq during the five Trading Days immediately preceding the applicable Conversion Date, subject to adjustment in accordance with the special rights and restrictions attaching to the Preferred Shares.

In connection with the private placement, the Company issued 200,000 “A” warrants, each exercisable to acquire one Common Share at C$10.00 per Common Share for a period of four years, and 1,588,233 “B” warrants, each exercisable to acquire one Common Share at C$5.00 per Common Share for a period of five years. The Company and the lead institutional investor entered into a registration rights agreement in respect of the Common Shares issuable on conversion of the Preferred Shares and on exercise of the “B” warrants. The securities issued in the private placement are subject to a statutory hold period in Canada expiring on December 15, 2026.

The Preferred Shares rank senior to the Common Shares as to dividends and distributions on liquidation and carry cumulative payment-in-kind dividends at 15% per annum, increasing to 30% per annum during an event of default. Their conversion terms, liquidation preference, protective provisions and events of default are described in the Base Shelf Prospectus under “Recent Developments in the Current Financial Year — Series A Convertible Preferred Shares” and “Risk Factors — Risks Related to the Series A Convertible Preferred Shares and Warrants”.

The participation in the private placement by Francis Létourneau, Chief Executive Officer and a director of the Company, James Bailey, Chief Financial Officer, and David Christopher Parsons, Chief Technology Officer, by way of the settlement of an aggregate of C$518,704 of accrued and unpaid salary, constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on the exemptions from the formal valuation and minority approval requirements contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101.

Nasdaq listing and West African project

On August 17, 2026, the Common Shares commenced trading on Nasdaq under the symbol “NUR”. On the same date, the Company announced the commencement of a three-year rural mobile network infrastructure project for a state-owned mobile network operator in West Africa, with a stated contract value of approximately US$5 million and a planned scope of more than 200 rural sites using 2G and 4G technology.

Base Shelf Prospectus Final Receipt

On August 24, 2026, the British Columbia Securities Commission issued a receipt dated August 24, 2026 in respect of the final Base Shelf Prospectus dated August 21, 2026, as the principal regulatory authority under Multilateral Instrument 11-102 – Passport System, and each of the other commissions in the British Columbia, Alberta and Ontario is deemed to have issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

CSE Delisting

On September 1, 2026, the Company announced that it plans to voluntarily delist the Common Shares from the CSE, with such delisting taking effect at the close of business on September 4, 2026. Also, Navindran Naidoo resigned from the board of directors of the Company, effective immediately.

CONSOLIDATED CAPITALIZATION

As of September 14, 2026, the Company had 13,194,700 Common Shares issued and outstanding. Except as described below and in the documents incorporated by reference into this Prospectus Supplement, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since June 30, 2026, the date of the Company’s most recently filed unaudited condensed interim consolidated financial statements incorporated by reference herein.

On July 2, 2026, holders of 239,366 warrants exercised such warrants on a cashless basis, resulting in the issuance of 109,983 Common Shares in settlement thereof.

On August 14, 2026, the Company issued 1,788,233 Preferred Shares, 200,000 “A” warrants and 1,588,233 “B” warrants as described under “Recent Developments — Series A convertible preferred share private placement”. The C$7,600,000 aggregate subscription amount was satisfied by C$3,000,000 in cash and C$4,600,000 through the settlement of a convertible debenture, accrued and unpaid salary and other indebtedness and accounts payable.

The net proceeds of the Offering are not determinable in light of the nature of the distribution, and the number of Offered Shares that may be issued and sold under the Offering will depend on the prevailing market prices at the times of sale. Assuming that all Offered Shares having an aggregate sales amount of US$50,000,000 are sold through the Agent as sales agent, and after deducting the commission payable to the Agent of up to US$1,500,000, applicable transaction fees and the estimated expenses of the Offering of US$300,000, the Company’s total equity capitalization would increase by approximately US$48,200,000. The net proceeds from any sale directly to the Agent acting as principal will depend on the purchase price agreed upon at the time of sale. See “Use of Proceeds” and “Risk Factors”.

USE OF PROCEEDS

The net proceeds of the Offering are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on Nasdaq. The net proceeds to the Company of any given sale of Offered Shares through the Agent as sales agent will represent the gross proceeds of that sale, after deducting the applicable commission payable to the Agent, any transaction fees imposed by a clearing firm, execution broker or governmental or self-regulatory organization in respect of the sale, and the expenses of the Offering. For any sale directly to the Agent acting as principal, the net proceeds to the Company will be based on the purchase price agreed upon at the time of sale and set forth in the applicable Terms Agreement, after deducting the expenses of the Offering. The gross proceeds of the Offering will be up to US$50,000,000.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a small portion of the offering amount set out above, or none at all. The Agent is not obligated to purchase any Offered Shares that are not sold, and the Company is under no obligation to deliver any Sales Notice or to sell any Offered Shares.

The Company intends to use the net proceeds of the Offering, if any, together with its other financial resources, for the following purposes:

•	to fund the construction and commissioning of additional telecommunications infrastructure sites under the Company’s existing and future NaaS agreements — up to approximately US$41,000,000;

•	to fund the operating expenditures required to support the Company’s deployment programs, including country operations, technical personnel, financial management functions and mobile network operator relationship management — approximately US$2,500,000;

•	to fund the Company’s working capital requirements, including the reduction of the Company’s working capital deficiency and the settlement of outstanding indebtedness and accounts payable — approximately US$3,000,000; and

•	for general corporate purposes — approximately US$3,500,000.

The Company had negative cash flow from operating activities of C$3,041,239 for the six months ended June 30, 2026 and has had negative cash flow from operating activities in prior periods. To the extent that the Company has negative cash flow from operating activities in future periods, the Company expects that it may need to use a portion of the net proceeds of the Offering to fund such negative cash flow. The extent to which it will do so will depend on a number of factors, including the Company’s financial requirements at the time, the availability of other sources of funds and the timing and size of any sales of Offered Shares under the Offering.

Although the Company intends to apply the net proceeds of the Offering as described above, there may be circumstances in which, for sound business reasons, a reallocation of funds is necessary or prudent. Management of the Company will have broad discretion in the application of the net proceeds of the Offering, and the actual application of those proceeds may vary materially from the intended application described above. See “Risk Factors”.

DIVIDEND POLICY

The Company has not declared or paid any dividends on the Common Shares since its incorporation and does not anticipate paying any dividends on the Common Shares in the foreseeable future. The Company currently intends to retain any future earnings to finance the operation, development and expansion of its business. The Preferred Shares rank senior to the Common Shares as to dividends and distributions on liquidation, and no dividend or other distribution may be declared, paid or set aside on the Common Shares unless and until all payment-in-kind dividends then accrued on the Preferred Shares have been credited in accordance with their terms. Any determination to pay dividends on the Common Shares in the future will be at the discretion of the board of directors of the Company and will depend upon the Company’s earnings, financial condition, capital requirements, contractual restrictions and other factors that the board of directors deems relevant.

DESCRIPTION OF COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, issuable in series, of which a maximum of 2,000,000 have been designated as Series A convertible preferred shares.

Holders of Common Shares are entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Company, and each Common Share carries the right to one vote. Subject to the prior rights, if any, of the holders of any other class or series of shares of the Company, including the Preferred Shares, holders of Common Shares are entitled to receive such dividends as the board of directors may declare and, on the liquidation, dissolution or winding-up of the Company, to receive the remaining property and assets of the Company available for distribution to shareholders. The Common Shares are not redeemable and carry no pre-emptive or conversion rights. All Common Shares outstanding on completion of any sale under the Offering will be fully paid and non-assessable.

As at September 14, 2026, 13,194,700 Common Shares were issued and outstanding. As at such date, there were also outstanding: (i) 1,788,233 Preferred Shares, convertible into a variable number of Common Shares at a conversion price equal to the lower of (A) C$4.25 per Common Share and (B) 95% of the lowest trade price of the Common Shares on Nasdaq during the five Trading Days immediately preceding the applicable Conversion Date, subject to adjustment in accordance with the special rights and restrictions attaching to the Preferred Shares, with accrued paid-in-kind dividends included in the amount subject to conversion; (ii) 8,106,551 Common Share purchase warrants, including 200,000 “A” warrants exercisable at C$10.00 per Common Share and 1,588,233 “B” warrants exercisable at C$5.00 per Common Share; and (iii) 2,001 stock options. The outstanding security figures must be updated through the date of this Prospectus Supplement.

PRIOR SALES

The following table summarizes the Common Shares, and securities convertible into or exercisable for Common Shares, issued or granted by the Company during the 12-month period preceding the date of this Prospectus Supplement. All amounts are presented on a post-consolidation basis giving effect to the 300-for-1 share consolidation completed on December 9, 2025.

Date of issuance	Security	Number of securities	Issue or exercise price per security
November 26, 2025	Common Shares (underlying units)	45,454	C$6.60
November 26, 2025	Warrants (underlying units)	22,727	C$9.90
December 22, 2025	Common Shares (underlying units)	10,380,618	C$2.89
December 22, 2025	Warrants (underlying units)	5,190,309	C$4.335
December 22, 2025	Common Shares (underlying units)	2,115,064	C$2.89
December 22, 2025	Warrants (underlying units)	1,057,532	C$4.335
December 29, 2025	Common Shares (underlying units)	147,668	C$2.89
December 29, 2025	Warrants (underlying units)	73,834	C$4.335

Date of issuance	Security	Number of securities	Issue or exercise price per security
July 2, 2026	Common Shares (exercise of Warrants)	109,983	C$4.335
August 14, 2026	Series A convertible preferred shares	1,788,233	C$4.25
August 14, 2026	“A” warrants	200,000	C$10.00
August 14, 2026	“B” warrants	1,588,233	C$5.00

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on Nasdaq under the symbol “NUR”, having commenced trading on August 17, 2026. The Common Shares were listed and posted for trading on the CSE under the symbol “NUR” until the close of trading on September 4, 2026. The Common Shares are also listed on the Frankfurt Stock Exchange under the symbol “1RN”, but no prospectus or offering document has been or will be filed in Germany in connection with the Offering. On September 14, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on Nasdaq was US$1.40.

The following table sets forth the monthly high and low intraday trading prices and the aggregate trading volume of the Common Shares on the CSE for the 12-month period preceding the date of this Prospectus Supplement. Prices for periods prior to December 9, 2025 are presented on a pre-consolidation basis.

Month	High (C$)	Low (C$)	Volume
September 2025	0.045	0.025	14,411,400
October 2025	0.03	0.02	5,269,200
November 2025	0.02	0.015	951,600
December 2025(1)	7.50	2.40	27,797
January 2026	3.65	2.38	13,429
February 2026	3.85	3.65	2,859
March 2026	6.10	3.85	10,259
April 2026	8.37	4.10	19,009
May 2026	6.75	5.30	2,386
June 2026	8.50	5.00	32,931
July 2026	7.90	5.86	13,557
August 2026	8.33	2.55	145,463
September 1 – September 4, 2026(2)	3.04	2.28	13,920

Notes:

(1)	(1) On December 9, 2025, the Company completed a 300-for-1 consolidation of the Common Shares. All figures appear on a post-consolidation basis.

(2)	The Common Shares were delisted from the CSE on close of business on September 4, 2026.

The following table sets forth the monthly high and low intraday trading prices and the aggregate trading volume of the Common Shares on Nasdaq since the Common Shares commenced trading on Nasdaq on August 17, 2026.

Period	High (US$)	Low (US$)	Volume
August 17 – 31, 2026	5.13	1.71	544,671
September 1 – 14, 2026	7.72	1.06	53,845,379

PLAN OF DISTRIBUTION

The Company will enter into the Sales Agreement with the Agent on September 15, 2026. Under the terms of the Sales Agreement, the Company may offer and sell Offered Shares having an aggregate sales price of up to US$50,000,000 from time to time through the Agent, as sales agent and/or principal, pursuant to this Prospectus Supplement and the Base Shelf Prospectus. H.C. Wainwright & Co., LLC is the sole agent for the Offering; there is no co-agent.

Sales of Offered Shares, if any, under this Prospectus Supplement and the Base Shelf Prospectus will be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on or through Nasdaq or on or through any other existing trading market for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices and/or by any other method permitted by law. If the Company and the Agent agree on any method of distribution other than sales of Common Shares through Nasdaq or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the Securities Act. As a result, prices may vary as between purchasers and during the period of distribution.

Upon delivery of a sales notice (a “Sales Notice”) by the Company, and subject to the terms and conditions of the Sales Agreement, the Agent may sell Offered Shares by any method permitted by law that is deemed to be an at-the-market distribution. The Agent may also sell Offered Shares in privately negotiated transactions with the consent of the Company. The Agent may effect block transactions only if approved and directed by the Company in the applicable Sales Notice or in a separate written instruction. The Company may also sell Offered Shares directly to the Agent acting as principal for its own account at a price agreed upon at the time of sale. All sales and solicitations of sales of Offered Shares under the Sales Agreement will be made solely in the United States. The Company will designate in each Sales Notice the maximum amount of Offered Shares to be sold each day and the minimum price below which sales may not be made. The Company may instruct the Agent not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in the applicable Sales Notice. The Agent is not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares on the terms and subject to the conditions of the Sales Agreement. The Company or the Agent may suspend the Offering at any time and from time to time upon notice to the other party, and each of the Company and the Agent may terminate the Sales Agreement in its sole discretion at any time upon written notice as specified in the Sales Agreement.

The Agent will provide written confirmation to the Company following the close of trading on Nasdaq on each day on which Offered Shares are sold under the Sales Agreement. Each confirmation will set out the number of Offered Shares sold on that day, the gross sales proceeds, the net proceeds payable to the Company and the compensation payable by the Company to the Agent.

The Company will pay the Agent a commission, or allow a discount, equal to 3.0% of the gross sales price per Offered Share sold through the Agent as sales agent. For any sale directly to the Agent acting as principal, the purchase price will be agreed upon at the time of sale and set forth in the applicable Terms Agreement, and any resulting discount will be disclosed in a further prospectus supplement relating to that sale. Because there is no minimum offering amount required as a condition of the Offering, the actual aggregate offering amount, the aggregate commission or discount and the aggregate proceeds to the Company, if any, are not determinable at this time. The Company has also agreed to reimburse the Agent for certain specified expenses, including the fees and disbursements of counsel to the Agent, in an amount not to exceed US$100,000, together with up to US$5,000 for each due diligence update session relating to the filing of the Company’s annual report and up to US$3,500 for each due diligence update session relating to the filing of the Company’s interim financial statements and related management’s discussion and analysis, in each case for the fees of the Agent’s counsel, plus any related incidental expenses. The expenses of the Offering payable by the Company, excluding the commission or discount applicable to the Agent, are estimated to be approximately US$300,000.

Settlement for sales of Offered Shares will occur on the first trading day (or pursuant to any other settlement cycle as may be in effect under Rule 15c6-1 under the U.S. Exchange Act) following the date on which any sales are made, or on such other date as is agreed upon by the Company and the Agent in connection with a particular transaction, in return for payment of the net proceeds to the Company. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Under applicable Canadian securities laws, the requirement to send or deliver a prospectus does not apply in connection with an at-the-market distribution.

In connection with the sale of Offered Shares through or to the Agent, the Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation payable to the Agent will be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

The Offering of Offered Shares pursuant to the Sales Agreement and this Prospectus Supplement will terminate upon the earlier of (i) the sale of Offered Shares having an aggregate gross sales price equal to the “Maximum Amount” under the Sales Agreement, which will not exceed US$50,000,000, and (ii) the termination of the Sales Agreement in accordance with its terms.

The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to, and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

To the extent required by Regulation M under the U.S. Exchange Act, the Agent will not engage in any market-making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement. In connection with the Offering, neither the Agent nor any person or company acting jointly or in concert with the Agent may enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares. In addition, under the Sales Agreement, the Agent and its affiliates and subsidiaries have agreed that, during the term of the Sales Agreement, they will not engage in any short sale of any security of the Company for the Agent's account or any sale of any security of the Company for the Agent's account that the Agent does not own or that is consummated by delivery of a security borrowed by or for the Agent's account. Sales made by the Agent in connection with a Sales Notice are not subject to this restriction.

The Company will issue and file a news release announcing that it will enter into the Sales Agreement, indicating that this Prospectus Supplement has been filed in connection with an at-the-market distribution and specifying where and how a purchaser of Offered Shares may obtain a copy of the Sales Agreement and this Prospectus Supplement.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services to the Company and its affiliates, for which they may receive customary fees and expenses. This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Sales Agreement has been filed with the SEC as an exhibit to a report on Form 6-K and is incorporated by reference into this Prospectus Supplement and the Registration Statement and has been filed on SEDAR+.

This Prospectus Supplement and the Base Shelf Prospectus in electronic format may be made available on a website maintained by the Agent, and the Agent may distribute this Prospectus Supplement and the Base Shelf Prospectus electronically.

Selling Restrictions Outside of the United States

The Offered Shares will be offered and sold solely in the United States. No Offered Shares may be offered or sold, directly or indirectly, outside the United States, and neither this Prospectus Supplement, the Base Shelf Prospectus nor any other offering material or advertisement relating to the Offered Shares may be distributed or published outside the United States in connection with an offer or sale of the Offered Shares.

Listing

The Common Shares are listed on Nasdaq under the symbol “NUR” and were listed on the CSE under the same symbol until the close of trading on September 4, 2026. The Company has submitted a Listing of Additional Shares notification to Nasdaq in respect of the Offered Shares. Listing of the Offered Shares will be subject to the Company satisfying all applicable requirements of Nasdaq.

RISK FACTORS

An investment in the Offered Shares is highly speculative and involves a high degree of risk. Prospective purchasers should carefully consider the risks described below, together with the risk factors set out in the Base Shelf Prospectus, in the AIF and in the other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, before deciding whether to invest in the Offered Shares. The risks described below and in those documents are not the only risks the Company faces; risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects, and could cause purchasers of Offered Shares to lose all or part of their investment.

There is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2026 disclose that, during the six months ended June 30, 2026, the Company incurred a net loss of C$4,625,938 and used net cash of C$3,041,239 in operating activities, and that, as at June 30, 2026, the Company had an accumulated deficit of C$98,859,599 and a working capital deficiency of C$10,835,917. In prior periods and through part of the year ended December 31, 2025, the Company operated with a shareholders’ deficit and had overdue debt instruments subject to ongoing creditor waivers. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. The Company’s financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern; such adjustments could be material. There can be no assurance that the Company will raise any funds under the Offering, or that any funds raised will be sufficient to satisfy the Company’s obligations as they become due.

There is no certainty as to the amount of proceeds that will be raised under the Offering, and the Company may raise substantially less than US$50,000,000, or nothing at all.

The Offering is being made on a commercially reasonable efforts basis with no minimum amount of funds that must be raised. The Agent has agreed to use its commercially reasonable efforts to sell Offered Shares only when and to the extent requested by the Company, and the Agent is not obligated to purchase any Offered Shares that are not sold. The Company’s ability to sell Offered Shares under the Offering will depend on, among other things, the market price and trading volume of the Common Shares on Nasdaq, general market conditions and the Company’s ability to satisfy the conditions to delivery of a Sales Notice. The aggregate sales amount of US$50,000,000 is significant relative to the Company’s current market capitalization and is many multiples of the Company’s historical annual revenue. The Common Shares have traded on Nasdaq only since August 17, 2026 and there is limited trading history from which to assess the depth of that market. Accordingly, prospective purchasers should not assume that the Company will raise the full amount, or any material portion, of the aggregate sales amount contemplated by this Prospectus Supplement, and the Company may be required to seek additional financing from other sources on terms that may be less favourable, or that may not be available at all.

Purchasers will experience immediate and potentially substantial dilution, and the issuance and resale of Common Shares, including pursuant to the Registration Rights Agreement, may depress the market price of the Common Shares.

As at August 28, 2026, 13,194,700 Common Shares were issued and outstanding. Depending on the prices at which Offered Shares are sold, the issuance of Offered Shares having an aggregate sales price of up to US$50,000,000 could result in the issuance of a number of Common Shares that is significant relative to the number of Common Shares currently outstanding and, accordingly, substantial dilution to existing shareholders. Because sales under the Offering will be made at prevailing market prices, sales at lower market prices will result in the issuance of a greater number of Common Shares. Sales of Offered Shares, or the perception that such sales may occur, may cause the market price of the Common Shares to decline, which may require the Company to issue additional Common Shares to raise the same amount of proceeds, resulting in further dilution and additional downward pressure on the market price.

Additional dilution may result from the conversion of the Preferred Shares and the exercise of outstanding warrants and stock options. As at the date of this Prospectus Supplement, the Company had outstanding 1,788,233 Preferred Shares convertible into Common Shares at a conversion price equal to the lower of (i) C$4.25 per Common Share and (ii) 95% of the lowest trade price of the Common Shares on Nasdaq during the five Trading Days immediately preceding the applicable Conversion Date, subject to adjustment, including Preferred Shares that may be issued as paid-in-kind dividends, together with 200,000 “A” warrants exercisable at C$10.00 per Common Share, 1,588,233 “B” warrants exercisable at C$5.00 per Common Share and other outstanding warrants and stock options.

Pursuant to a registration rights agreement dated July 31, 2026 (the “Registration Rights Agreement”), the Company is required to file, within 45 calendar days after the closing of the August 2026 financing, a registration statement with the SEC covering the resale or other disposition of the Common Shares issuable upon conversion of the Preferred Shares, including Common Shares issuable in respect of paid-in-kind dividends and certain adjustments to the Preferred Shares, the Common Shares issuable upon exercise of the B warrants and certain other Common Shares held by the holder. The Company is also required to use commercially reasonable efforts to cause the registration statement to become effective within the applicable deadline and to maintain its effectiveness during the period prescribed by the Registration Rights Agreement.

If the Company fails to satisfy specified filing, effectiveness, reporting or maintenance obligations under the Registration Rights Agreement, it may be required to pay cash liquidated damages to the applicable holder equal to 0.5% of the aggregate subscription amount paid by that holder for each applicable monthly period during which the failure continues, subject to an aggregate maximum of 5% of that holder’s aggregate subscription amount. Compliance with the Registration Rights Agreement may result in additional expenses, require the attention of management and, in the event of non-compliance, require the Company to make cash payments at a time when its available cash resources may be limited.

The registration and resale of those Common Shares will not itself dilute existing shareholders to the extent the Common Shares have already been issued, but such resales could significantly increase the number of Common Shares available for sale in the public market. The issuance and resale of those Common Shares, or the perception that such issuances or resales may occur, could materially and adversely affect the market price of the Common Shares and the Company’s ability to sell Offered Shares under the Offering.

Additional dilution may result from the conversion of the Preferred Shares and the exercise of outstanding warrants and options, and from the resale of Common Shares registered under the registration rights agreement.

As at the date of this Prospectus Supplement, the Company had outstanding 1,788,233 Preferred Shares convertible into Common Shares at a conversion price equal to the lower of (i) C$4.25 per Common Share and (ii) 95% of the lowest trade price of the Common Shares on Nasdaq during the five Trading Days immediately preceding the applicable Conversion Date, subject to adjustment, together with 200,000 “A” warrants exercisable at C$10.00 per Common Share, 1,588,233 “B” warrants exercisable at C$5.00 per Common Share, and other warrants and stock options. The Company has agreed to file a registration statement with the SEC to register the resale of the Common Shares issuable on conversion of the Preferred Shares and on exercise of the “B” warrants. The registration and subsequent resale of those Common Shares could result in a significant increase in the number of Common Shares available for sale in the public market and could materially and adversely affect the market price of the Common Shares and the Company’s ability to sell Offered Shares under the Offering.

The Company has a limited operating history of profitability, has incurred significant losses and expects to continue to incur losses.

The Company has incurred losses in each of its recent financial periods and had an accumulated deficit of C$98,859,599 as at June 30, 2026. Revenue for the six months ended June 30, 2026 was C$1,744,170, compared to C$2,909,754 for the six months ended June 30, 2025. The Company’s NaaS model requires substantial capital expenditure in advance of the receipt of contracted revenue, and the Company’s ability to achieve and sustain profitability depends on its ability to deploy sites on schedule and on budget, to obtain and retain mobile network operator customers, and to collect amounts owing under its agreements. There can be no assurance that the Company will achieve or sustain profitability.

Management will have broad discretion in the application of the net proceeds of the Offering.

The net proceeds of the Offering are not determinable in light of the nature of the distribution, and management of the Company will have broad discretion in the application of any net proceeds received. Management may apply the net proceeds in ways that a purchaser of Offered Shares may not consider desirable or that do not improve the Company’s results of operations or enhance the value of the Common Shares. The Company may also be required to apply a portion of the net proceeds to fund negative operating cash flow, to reduce its working capital deficiency or to satisfy outstanding indebtedness and accounts payable, rather than to fund growth.

The Company’s operations are concentrated in emerging markets in Africa and are subject to political, regulatory, currency, counterparty and infrastructure risks.

Substantially all of the Company’s operating assets and activities are located in Cameroon, the Democratic Republic of the Congo, Côte d’Ivoire, Benin, Madagascar and other African jurisdictions. Operations in these jurisdictions are subject to risks that include political and social instability, changes in law and in the interpretation or enforcement of law, expropriation, licensing and permitting requirements, currency controls and devaluation, restrictions on the repatriation of funds, corruption, difficulties in enforcing contractual rights, limitations on the availability of power, transport and other infrastructure, and security risks. The Company is also subject to anti-corruption legislation, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act. The occurrence of any of these risks could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company depends on a small number of counterparties for substantially all of its revenue.

The Company derives substantially all of its revenue from a limited number of mobile network operators. The loss of, or a material reduction in business from, any one of these counterparties, or the failure of any such counterparty to perform its payment or other obligations, would have a material adverse effect on the Company’s revenue, cash flow and financial condition. The Company’s contracts are long-term in nature and its recovery of invested capital depends on the continued performance and creditworthiness of those counterparties over extended periods.

The market price of the Common Shares may be volatile, and there may be limited liquidity in the Common Shares.

The Common Shares commenced trading on Nasdaq only on August 17, 2026 and were voluntarily delisted from the CSE effective as of the close of trading on September 4, 2026. Accordingly, the Common Shares have a limited trading history on Nasdaq, which is now the only North American stock exchange on which the Common Shares are listed. Prior to the 300-for-1 consolidation completed on December 9, 2025, the Common Shares traded on the CSE at prices as low as C$0.015 per pre-consolidation Common Share. There can be no assurance that an active or liquid trading market for the Common Shares will develop or be sustained on Nasdaq. The market price of the Common Shares may be subject to wide fluctuations in response to factors beyond the Company’s control, including variations in operating results, changes in analysts’ estimates, sales of Common Shares by existing shareholders, the issuance of Common Shares under the Offering, general market and economic conditions and the limited public float of the Common Shares.

The Company may fail to satisfy the continued listing requirements of Nasdaq.

The Company was required to complete a private placement of Preferred Shares in order to satisfy the shareholders’ equity requirement applicable to its initial listing on Nasdaq. The Company must continue to satisfy Nasdaq’s continued listing standards, including standards relating to shareholders’ equity, market value, minimum bid price and public holders. Given the Company’s history of losses and negative operating cash flow, there can be no assurance that the Company will continue to satisfy those standards. If the Common Shares were delisted from Nasdaq, the liquidity and market price of the Common Shares would likely be materially and adversely affected, the Company’s ability to sell Offered Shares under the Offering would be impaired and the Company’s eligibility to use certain registration forms could be affected.

The Company may cease to be eligible to use the MJDS or to qualify as a foreign private issuer.

The Company’s ability to use the MJDS, including Form F-10 and Form 40-F, depends on its continued satisfaction of the eligibility criteria for those forms, including that it remain a foreign private issuer, that it remain subject to and in compliance with the continuous disclosure requirements of a Canadian securities regulatory authority, and, at the time of the filing of a registration statement, that the aggregate market value of its equity shares held by non-affiliates satisfy the applicable threshold. A decline in the market value of the Common Shares below that threshold would not affect the continued validity of the Registration Statement or the Company’s ability to sell Offered Shares under this Prospectus Supplement, but could affect the Company’s ability to file a new registration statement on Form F-10 in the future. If the Company ceased to qualify as a foreign private issuer, it would be required to comply with the reporting and other requirements applicable to United States domestic issuers, which would result in significantly increased compliance costs and could result in the loss of exemptions from certain Nasdaq corporate governance requirements.

The Company may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in materially adverse tax consequences for U.S. Holders.

The Company believes that it was likely not a passive foreign investment company (a “PFIC”) for its taxable year ended December 31, 2025. However, PFIC status is a factual determination made annually based on the composition and value of a corporation’s income and assets and depends on facts that may not be known until after the close of the applicable taxable year. Accordingly, there can be no assurance that the Company was not a PFIC for its taxable year ended December 31, 2025, is not a PFIC for its current taxable year, or will not become a PFIC in any future taxable year. PFIC status is determined annually based on the composition and value of a corporation’s income and assets and depends on facts that may not be known until after the close of the applicable taxable year. Because PFIC status is a factual determination made annually and is subject to uncertainty, there can be no assurance that the Company has not been or will not become a PFIC in any taxable year during which a U.S. Holder owns Common Shares.

If the Company is classified as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, that U.S. Holder may be subject to materially adverse U.S. federal income tax consequences. These consequences may include taxation of certain distributions and gain from the disposition of Common Shares at ordinary income tax rates, an interest charge on certain taxes treated as deferred under the PFIC rules, loss of eligibility for preferential tax rates otherwise applicable to qualified dividend income, and additional annual reporting obligations, including the filing of IRS Form 8621. The PFIC rules may also continue to apply to a U.S. Holder in subsequent taxable years even if the Company ceases to qualify as a PFIC, unless certain elections are available and are timely and properly made.

The Company can provide no assurance that it will satisfy the record-keeping requirements or make available the information necessary for a U.S. Holder to make a qualified electing fund election with respect to the Company or any non-U.S. subsidiary that is also classified as a PFIC. U.S. Holders should not assume that a qualified electing fund election will be available. Prospective purchasers should carefully consider the PFIC consequences described under “Certain Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” and consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.”.

Purchasers may not be able to enforce civil liabilities against the Company or its directors and officers.

The Company is incorporated under the laws of the Province of British Columbia, certain of its directors and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of the assets of the Company and of such persons are located outside the United States. As a result, it may not be possible for purchasers of Offered Shares to effect service of process within the United States upon the Company or such persons, or to enforce against them in the United States judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is also doubt as to whether an original action could be brought in Canada against the Company or such persons to enforce liabilities predicated solely upon United States federal or state securities laws.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Offered Shares purchased pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder, including specific tax consequences arising under an applicable income tax treaty, and is not intended to be, and should not be construed as, legal or U.S. federal income tax advice to any particular U.S. Holder.

This summary does not address the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the Medicare contribution tax on net investment income, the Foreign Account Tax Compliance Act, U.S. state or local tax, or non-U.S. tax consequences of the acquisition, ownership or disposition of the Offered Shares. Except as specifically described below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, Canadian and other non-U.S. tax consequences of the acquisition, ownership and disposition of the Offered Shares in light of that U.S. Holder’s particular circumstances.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested or will be obtained regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares pursuant to the Offering. This summary is not binding on the IRS, and the IRS is not precluded from taking a position different from, or contrary to, any position described in this summary. Because the authorities on which this summary is based are subject to differing interpretations, the IRS and U.S. courts could disagree with one or more of the positions described in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Offered Shares purchased pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) U.S. Holders that acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that are subject to special tax accounting rules; (i) U.S. Holders that are partnerships or other pass through entities; or (j) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Offered Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners or participants). Owners or participants of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Distributions on the Offered Shares

Subject to the PFIC rules discussed below (see “Passive Foreign Investment Company Rules” below), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Offered Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of the Offered Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute a dividend. Dividends received on the Offered Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The Company has not paid any dividends on the Common Shares and does not anticipate doing so in the foreseeable future. See “Dividend Policy”. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Dividends paid by the Company to a U.S. Holder generally will be subject to Canadian withholding tax. The rate of Canadian withholding tax may be reduced for a U.S. Holder that is eligible for benefits under the Canada-U.S. Tax Convention and satisfies the applicable requirements. Subject to the limitations described under “Foreign Tax Credit” below, Canadian income tax withheld from dividends may be eligible for a deduction or foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors regarding Canadian withholding tax, eligibility for benefits under the Canada-U.S. Tax Convention and the availability of a deduction or foreign tax credit in their particular circumstances.

Sale or Other Taxable Disposition of the Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of the Offered Shares, a U.S. Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the between the U.S. dollar value of the amount realized and its adjusted tax basis in the Offered Shares sold or otherwise disposed of. Any capital gain or loss realized on a sale or other taxable disposition of the Offered Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in the Offered Shares generally will be such U.S. Holder’s U.S. dollar cost for such Offered Shares.

Because the Offered Shares are being distributed on a continuous basis at prevailing market prices, a U.S. Holder may acquire Offered Shares in a series of separate purchases at different times and at different prices. In that case, the U.S. Holder’s adjusted cost basis and holding period generally must be determined separately for each Offered Share, or block of Offered Shares, so acquired.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares.

The Company believes that it was likely not a PFIC for its taxable year ended December 31, 2025, and does not expect to be a PFIC for any future tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and on the value and composition of the Company’s assets and income. Consequently, there can be no assurance that the Company has not been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

A non-U.S. corporation generally is a PFIC with respect to a U.S. Holder for a taxable year if, for any taxable year in which the U.S. Holders hold such corporation’s shares, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. If the Company owns at least 25% by value of the stock of another corporation, it generally will be treated as owning its proportionate share of that corporation’s assets and receiving its proportionate share of that corporation’s income for purposes of these tests. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares rateably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each such prior year.

If the Company were a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year, the dividend would not be eligible for the preferential tax rates applicable to qualified dividends. Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Offered Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold the Offered Shares, regardless of whether the Company ceases to meet either the income test or asset test described above in one or more subsequent taxable years. A U.S. Holder may terminate this continued PFIC status in a year in which the Company does not meet either the income test or the asset test by making a purging election, which will result in current taxation under the PFIC rules. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares.

While there are U.S. federal income tax elections that can sometimes be made to mitigate the adverse tax consequences of PFIC status (including a “QEF Election” under Section 1295 of the Code and a “Mark-to-Market Election” under Section 1296 of the Code), such elections are available only in limited circumstances and must be made in a timely manner. A Mark-to-Market Election is available only if the Offered Shares constitute “marketable stock” that is regularly traded on a qualified exchange or other market within the meaning of applicable Treasury Regulations. In addition, a Mark-to-Market Election generally is not available with respect to the stock of any subsidiary of the Company that is itself a PFIC.

For each taxable year, if any, in which the Company is a PFIC, the Company can provide no assurance that it will satisfy the record-keeping requirements or make available to U.S. Holders the information necessary to make a QEF Election with respect to the Company or any non-U.S. subsidiary that is also classified as a PFIC.

Accordingly, U.S. Holders should not assume that a QEF Election will be available. U.S. Holders should consult their own tax advisors regarding the availability and advisability of a QEF Election or any other election under the PFIC rules. Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Offered Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances; in some circumstances the amount of foreign tax credit that can be claimed may be limited. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Offered Shares, or on the sale or other taxable disposition of the Offered Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621. Distributions on the Offered Shares, and proceeds arising from the sale or other taxable disposition of the Offered Shares, generally will be subject to information reporting.

In the case of any payments made by a U.S. middleman or other U.S. payor of distributions on the Offered Shares or proceeds arising from the sale or other taxable disposition of the Offered Shares, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by TCJ LLP and Farris LLP, with respect to Canadian legal matters, and by Nauth LPC, with respect to United States legal matters. Certain legal matters relating to the Offering will be passed upon on behalf of the Agent by Haynes and Boone LLP, New York, New York, with respect to United States legal matters. As at the date of this Prospectus Supplement, the partners and associates of each of the foregoing, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class of the Company or of any associate or affiliate of the Company.

INTERESTS OF EXPERTS

SRCO Professional Corporation audited the consolidated financial statements of the Company for the year ended December 31, 2025 and has advised that it is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States). ND LLP audited the financial statements of Advance Factoring Inc. for the period ended December 22, 2025 and has advised that it is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. As at the date of this Prospectus Supplement, SRCO Professional Corporation and ND LLP and their respective partners and associates, as a group, beneficially own, directly or indirectly, less than 1% of any class of the Company’s outstanding securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is SRCO Professional Corporation, of 15 Wertheim Court, Suite 409, Richmond Hill, Ontario L4B 3H7. The registrar and transfer agent for the Common Shares is Odyssey Trust Company, at its principal offices at 350 – 409 Granville Street, Vancouver, British Columbia V6C 1T2, Canada.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under the laws of the Province of British Columbia, Canada. Certain of the Company’s directors and officers, and certain of the experts named in this Prospectus Supplement, are residents of Canada or of jurisdictions other than the United States, and all or a substantial portion of the assets of the Company and of such persons are located outside the United States. As a result, it may be difficult for purchasers of Offered Shares to effect service of process within the United States upon the Company or upon such persons, or to enforce against them in the United States judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States. There is doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers, and as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

The Company has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under that appointment, the Company has appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to or concerning the offering of securities under the Registration Statement.

CERTIFICATE OF THE COMPANY

Dated: September 15, 2026

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of British Columbia, Alberta and Ontario.

(Signed) Francis Létourneau Chief Executive Officer	(Signed) Jim Bailey Chief Financial Officer

On behalf of the Board of Directors

(Signed) Vitor Fonseca Director	(Signed) Brendan Purdy Director

NURAN WIRELESS INC.

UP TO US$50,000,000

COMMON SHARES

PROSPECTUS SUPPLEMENT

H.C. WAINWRIGHT & CO.

September 15, 2026